Exhibit 12.1

SEMPRA ENERGY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	1998	1999	2000	2001	2002
Fixed Charges and Preferred Stock Dividends:
Interest	$210	$233	$308	$358	$350
Interest portion of annual rentals	20	10	8	6	6
Preferred dividends of subsidiaries (1)	18	16	18	16	15

Combined Fixed Charges and Preferred Stock Dividends for Purpose of Ratio	$248	$259	$334	$380	$371

Earnings:
Pretax income from continuing operations	$432	$573	$699	$731	$721
Total Fixed Charges (from above)	248	259	334	380	371
Less:
Interest capitalized	1	1	3	11	29
Equity income (loss) of unconsolidated subsidiaries and joint ventures	—	—	62	12	(55)

Total Earnings for Purpose of Ratio	$679	$831	$968	$1,088	$1,118

Ration of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.74	3.21	2.90	2.86	3.01

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.